Mail Stop 4561

April 23, 2009

Kevin Miller
Chief Executive Officer
Mobieyes Software, Inc.
14835 East Bluff Road
Milton, GA 30004

> **Re:** **Mobieyes Software, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **File No. 333-157565**
> **Filed April 8, 2009**

Dear Mr. Miller:

We have reviewed your amended filing and responses and have the following comments. Please note that all references to prior comments refer to our letter dated March 23, 2009.

General

1. You have identified the amendment filed April 8, 2009 as "Amendment No. 2" although it is the first amendment to the initial registration statement on Form S-1. Please ensure that your next amendment filed in response to these comments is identified on the facing sheet as Amendment No. 2. Please refer to Rule 470 of Regulation C.

Summary Information about Mobieyes Software, Inc., page 3

2. We note your revisions in response to prior comments 4 and 5. However, it appears that you have not specifically addressed, in the summary, the fact that the proceeds will not be used to develop the product upon which your business plan depends. Please expand your disclosure to include an unambiguous statement to this effect and briefly discuss, to the extent known, your timeline for developing the proposed product.

Part II

Exhibits

3. While we note your response to prior comment 8, it appears that you still have not filed a copy of your code of ethics as an exhibit to the amended registration statement. Please file the agreement or advise.

Undertakings, page II-2

4. We refer you to prior comment 10. Your response notwithstanding, we were unable to locate the undertaking required by Item 512(a)(6) of Regulation S-K. Additionally, we note that you have included undertakings relating to both Rules 430A and 430C. Please tell us the basis for including both of these undertakings.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review.

Please direct any questions you may have to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, me at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney